Adira Energy Ltd. (Formerly AMG Oil Ltd.)
(An Exploration Stage Company)
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
for the year ended September 30, 2010

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the year ended September 30, 2010, which have been prepared on the basis of information available up until January 28, 2011. Management’s Discussion and Analysis should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended September 30, 2010. The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All monetary amounts are reported in United States dollars unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira Energy Ltd. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

1.1        Date

The effective date for this report is January 28, 2011.

1.2        Overall Performance

Information on the Company

We are an oil and gas early-stage exploration company. Through our wholly owned subsidiary, Adira Energy Holdings Corp. (“Adira Energy”) and its wholly owned subsidiary Adira Energy Israel Limited (“AEI”), we have been granted four petroleum licenses consisting of one onshore petroleum license, the “Eitan License No. 356” (“Eitan”) and three offshore licenses being the “Gabriella License No. 378” (“Gabriella”), the “Yitzhak License No. 380” (“Yitzhak”) and the “Samuel License No. 388” (“Samuel”) which we own through our other wholly owned subsidiary, Adira Oil Technologies Limited (“AOT”), and our partially owned 60% subsidiary, Adira Geo-Global Limited (“AGG”) (Gabriella, Yitzhak and Samuel - collectively the “Offshore Licenses”). Our business plan is to carry out exploration activities on Eitan in order to assess existence of commercially exploitable quantities of natural gas as well as evaluation work on each of the Offshore Licenses to establish whether exploration is justified.

We presently do not produce any oil or gas and do not earn any significant revenues.

History and Development of the Company Name

Our legal and commercial name is Adira Energy Ltd.

Principal Office and Corporate Offices

Our principal and corporate office is located at 120 Adelaide Street, Suite 1204, Toronto, Ontario, MSH 1T1, Canada. Our telephone number is (416) 250-1955. Our executives’ offices are comprised of approximately 784 square feet and lease cost is CDN$4,423 per month.

Organizational Structure

We Operate:

  in Canada through the Company and through our wholly owned subsidiary Adira Energy Holdings Corp., an Ontario corporation incorporated on April 8, 2009; and
  in Israel, through Adira Energy’s wholly owned subsidiaries, namely
    Adira Energy Israel Ltd., an Israeli corporation; and
    Adira Energy Israel Services Ltd., an Israeli corporation; and
    Adira Oil Technologies Ltd., an Israeli corporation; and
  in Israel, through Adira Energy’s 60% owned subsidiary, Adira GeoGlobal Ltd., an Israeli corporation. (The other 40% of Adira Geo Global Ltd is held by Geoglobal Resourses (Barbados) Inc., an unrelated third party).

Incorporation and Continuation

We are a Canadian corporation governed under the Canada Business Corporations Act (the “CBCA”).

We were incorporated on February 20, 1997 under the name “Trans New Zealand Oil Company” by filing our Articles of Incorporation with the Secretary of State of Nevada. We changed our name to “AMG Oil Ltd.” on July 27, 1998. Our fiscal year end is September 30.

On November 25, 2008, the Company’s shareholders approved the change of our jurisdiction of incorporation from the State of Nevada to the Canadian federal jurisdiction under the CBCA by way of continuation. The Company completed the filing of its Articles of Conversion with the Nevada Secretary of State on November 25, 2008, and the Company’s Articles of Continuance were accepted for filing by Industry Canada effective November 27, 2008. The effect of these filings was to transfer the jurisdiction of incorporation of the Company from the State of Nevada to the Canadian federal jurisdiction under the CBCA. Copies of the Articles of Conversion, Articles of Continuance, Certificate of Continuance and By-Laws, are available on demand.

The Company’s common shares remain registered under Section 12(g) of the Exchange Act after completion of the continuation as a result of the operation of Rule 12g-3 of the Exchange Act.

On November 22, 2010, the Company completed a private placement of 27,500,000 subscription receipts (‘Receipts’) for gross proceeds of $11,000,000. On December 3, 2010, the Receipts were converted into 27,500,000 common shares at $0.40 per share and 13,750,000 common share purchase warrants (“Warrants”) with an exercise price of US $0.55 for each Warrant. In addition, 1,307,375 broker warrants were issued.

Following the private placement, the Company has 90,140,001 Common Shares issued and outstanding and 19,558,145 warrants outstanding.

Following the above mentioned private placement, the Company received approval to trade on the Toronto stock exchange under the trading symbol “ADL” and started trading on the Exchange on December 2, 2010. 28,233,745 Common Shares, 2,848,000 options and 118,200 warrants are subject to TSXV Escrow.

The Company’s current trading symbol on the OTCBB is “ADENF”. The Company’s current trading symbol on the TSXV is “ADL”.

Acquisition of Adira Energy Corp.

We completed the acquisition of Adira Energy, a company incorporated in the Province of Ontario, on August 31, 2009. As a result of the completion of this acquisition, we are the owner of all the issued and outstanding shares of Adira Energy and we have ceased to be a “shell company”, as defined in Rule 12b-2 of the Exchange Act. The acquisition was completed by way of a securities exchange agreement dated August 4, 2009 among the Company, Adira and Dennis Bennie, Ilan Diamond and Alan Friedman, as principal shareholders, and concurrent securities exchange agreements among the Company, and each of the minority shareholders of Adira Energy.

Immediately prior the acquisition, Adira completed a private placement (“Private Placement”) of 7,600,000 units (“Units”) at a price of U.S. $0.25 per Unit. Sandfire Securities Inc. acted as lead agent to Adira in connection with the Private Placement. Each Unit was comprised of one common share of Adira and one-half of one share purchase warrant. The common shares and share purchase warrants issued by Adira were exchanged concurrently with the closing of the Acquisition. Each resulting share purchase warrant entitles the holder to purchase one additional common share of the Company at the exercise price of U.S. $0.50 per share for a two year period following closing, expiring on August 31, 2011. In connection with the Private Placement, 455,770 compensation warrants were issued to agents which will entitle the holders thereof to purchase an equal amount of common shares of the Company at the exercise price of U.S. $0.25 per common share for a two year period following closing expiring on August 31, 2011.

As consideration for the outstanding common shares of Adira Energy, the Company issued an aggregate of 39,040,001 common shares of the Company, and as of September 30, 2010 has an aggregate of 62,240,001 issued and outstanding common shares. Additionally, 3,334,000 outstanding stock options and 3,845,000 outstanding warrants of Adira were exchanged for options (the “Options”) and warrants of the Company on an equivalent basis.

At the Company’s annual and special meeting of shareholders held on December 17, 2009, the shareholders approved the change of the Company’s name to Adira Energy Ltd.

Reporting Issuer Status under Canadian Securities Laws

On February 1, 2006, the British Columbia Securities Commission granted our application to be designated as a reporting issuer under the Securities Act (British Columbia). Accordingly, we became subject to the continuous disclosure requirements under the securities laws of the Province of British Columbia, Canada.

As a TSXV issuer we are now a reporting issuer in British Columbia, Alberta and Ontario.

Capital Expenditures and Divestitures

During the year ended September 30, 2010, the Company incurred capital expenditures of approximately $38,947 (175-day period ended September 30, 2009 – $379,262). The Company did not make any capital divestitures.

Our planned capital expenditures for the next twelve months are summarized under “Plan of Operations”. These anticipated expenditures relate to our drilling exploration program in connection with Eitan and basic evaluation of our Offshore Licenses.

We do not expect any significant purchases of property, plant and equipment or the hiring of employees within the next twelve months, unless acquired in connection with either the ongoing operation relating to Eitan or the acquisition of a business opportunity which may be identified.

Business Overview

We are Canadian corporation incorporated under and governed under the Canada Business Corporations Act (the “CBCA”) which conducts business as an oil and gas exploration company with operations in Israel. We have been granted the following petroleum licenses from the State of Israel:

  Eitan License No. 356, or Eitan License - covering 31,060 acres (125.7 sq.km.) in the HulaValley located in Northern Israel. The license was issued in December, 2008 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period;

  Gabriella License No. 378 or Gabriella License - covering 97,000 acres (392 sq. km.) approx. 10km offshore Israel between Netanya and Ashdod. The license was issued in July, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period; and

  Yitzhak License No.380 or Yitzhak License - covering 31,555 acres (127.7 sq.km) approx. 17km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued in October, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period.

  Samuel License No. 388 or Samuel License – covering 88,708 acres (359 sq. km) approx.17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rishon Le’tziyon in the North. The license was issued on August 1, 2010 to a consortium led by us (through our subsidiaries, Adira Oil Technologies Ltd. (100% owned) and Adira Geo-Global Ltd (60%).

We also have the following options on other licenses in Israel:

  Notera License - We have a right to farm into 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License.

  Myra and Sara licenses - In August 2010, the Company announced that it has signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (collectively “GGR”) confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in each of two deepwater licenses offshore Israel known as Petroleum Licenses 347 "Myra" and 348 "Sara", to the Company. The Sara and Myra Licenses are each subject to joint operating agreement among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses. Upon receipt and review of geoscience and 3D seismic survey conducted on these licenses, the Company may, at its discretion, purchase the 5% participating interest in the licenses from GGR. As a condition to the acquisition of such 5% interest, the Company will also be required to become a signatory to the joint operating agreements and approval of the Israeli Petroleum Commissioner must also be obtained. Upon the exercise of the 5% and receipt of approval the Company will be required to pay $1,200,000 in one lump sum payment to certain parties of the joint operating agreements, which signature requires the approval of existing signatories to the joint operating agreement in accordance with the terms of the joint operating agreements. Additionally, the Company will be expected to pay its pro rata share of expenditures which may be incurred after exercise of the option, pursuant to the joint operating agreements. The option is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to exercise the option.

Our Gabriella, Yitzhak and Samuel Licenses are collectively referred to as our “Offshore Licenses”.

Our business plan is to carry out exploration activities on our Eitan License in order to assess the existence of commercially exploitable quantities of natural gas. In addition, we also plan to conduct evaluation work on each of the Offshore Licenses to establish whether exploration is justified. We presently do not produce any oil or gas and do not earn any significant revenues. We currently earn revenues for our activity as the operator on our Offshore Licenses, management fees earned from MELP and MEGP and the provision of consulting services to other oil and gas companies in Israel.

1.3        Selected Annual Information

Selected annual information for the Company for its two most recently completed financial periods as of, and for the year ending September 30, 2010 and for the 175-day period ending September 30, 2009, is as follows:

	Year ended	175-day period
	September 30,	ended September
	2010	30, 2009
Revenues	$912,597	$-
Net loss and comprehensive loss for the period	$(2,033,093)	$(1,368,627)
Basic and diluted loss per share	$(0.05)	$(0.05)
Total assets	$1,786,898	$2,756,305
Long-term debt	$-	$-
Cash dividends per share	$-	$-

During the year ended September 30, 2010, we increased our operating and exploration activities. We therefore earned revenues as the operator of three of our licenses and incurred a greater loss compared with the 175-day period ended September 30, 2009. As we did not raise any funds during the year ended September 30, 2010, our assets, which in 2009 comprised primarily of cash and cash equivalent decreased. We have provided details of these movements in sections 1.4 through 1.7 of this document.

Additional disclosure for venture issuers without significant revenues

	Year ended	175-day period
	September 30,	ended September
	2010	30, 2009
Capitalized exploration and development costs	$820,593	$372,600
Expensed exploration and development costs	$962,727	$102,664
Expensed research and development costs	$-	$-
Deferred development costs	$-	$-
General and administration expenses	$1,346,648	$861,764

Capitalized exploration and development costs as of September 30, 2010 are comprised of a drilling rig in the amount of $388,635 and consumables in the amount of $431,958. Both amounts relate to our Eitan license. At September 30, 2009, we had paid a deposit on the drilling rig in the amount of $372,600.

1.4        Results of Operations

Year ended September 30, 2010 and the 175 - day period ended September 30, 2009.

Revenues

For the year ended September 30, 2010, we earned revenues of $912,597 as compared to $nil for the 175 - day period ended September 30, 2009. The increase in revenues is a result of the Company having commenced its activities as the operator on its Offshore Licenses, management fees earned from MELP and MEGP and the provision of consulting services to other oil and gas companies in Israel. The breakdown of revenues for the year ended September 30, 2010 is as follows:

	Year ended	% of Total
Revenue Categories	September 30, 2010	Income

Revenues from our licenses	$668,526	73.3

Management and consulting fees	186,745	20.4

Operator fees	57,326	6.3

Total Revenues	$912,597	100%

Revenues from our licenses relates to amounts billed to the three offshore projects in respect of exploration and other expenses incurred by us, on behalf of each of the offshore projects.

Management and consulting fees relates to management fees received from Modiin in respect of our agreement with them and various consulting projects that we undertook for other companies in Israel.

Operator fees relate to fees we received as the operator on our three Offshore Licenses.

Expenses

The major categories of expenses during the year ended September 30, 2010 and during the 175-day period ended September 30, 2009 are as follows:

			175-Day
	Year ended	% of	period ended	% of
	September 30,	Total	September	Total
Expenses	2010	Expenses	30, 2009	Expenses
Share-based compensation	$621,751	21%	$418,907	30%
Exploration expenses	962,727	33%	102,664	7%
Operating expenses	1,346,648	46%	861,764	64%
Foreign exchange loss (gain)	7,520	0%	(14,708)	-1%
Amortization	1,222	0%	-	0%
Total expenses	$2,939,868	100%	$1,368,627	100%

Share-based compensation

For the year ended September 30, 2010, share-based compensation expense amounted to $621,751 as compared to $418,907 for the 175-day period ended September 30, 2009. The increase in share-based compensation is a result of expensing of new options grants vesting during 2010 and additional share-based compensation related to options issued in 2009.

Exploration Expenses

For the year ended September 30, 2010, exploration expenses amounted to $962,727 as compared to $102,664 for the 175-day period ended September 30, 2009. The increase in exploration expenses is a result of us having completed part of the work program on the Eitan license compared with minimal exploration activities in the 2009 period. In addition, we also commenced evaluation work on our Offshore Licenses in 2010 (no such exploration activities were conducted in 2009).

Operating Expenses

For the year ended September 30, 2010, operating expenses amounted to $1,346,648 as compared to $861,764 for the 175-day period ended September 30, 2009. The increase in operating expenses results primarily from increased activity in Israel, including the hiring of additional staff. Additionally, the current period relates to a full year as compares with 175 days in the prior period.

Foreign exchange loss (gain)

For the year ended September 30, 2010, foreign exchange loss amounted to $7,520 as compared to a foreign exchange gain of $14,708 for the 175-day period ended September 30, 2009. Both the gain in 2010 and the loss in 2009 result of fluctuations in the New Israel Shekels ("NIS") and Canadian dollar rates against the US dollar.

Amortization

For the year ended September 30, 2010, amortization amounted to $1,222 as compared to $nil for the 175-day period ended September 30, 2009. Amortization for the year ended September 30, 2010 relates to amortization of computer equipment. Our drilling rig was not in use during 2010 and accordingly has not been amortized.

Tax

For the year ended September 30, 2010 we incurred Israeli taxes on income on one of our Israeli subsidiaries, Adira Services in an amount of $6,220 as compared to $nil for the 175-day period ended September 30, 2009.

Net Loss

We reported a net loss and comprehensive loss during the year ended September 30, 2010 of $2,033,093 as compared to a net loss and comprehensive loss of $1,368,627 for the 175-day period ended September 30, 2009. The reason for the increase in the loss is as a result of an increase in exploration and operating activities, offset by revenues generated from management, operator and consulting fees.

1.5        Summary of Quarterly results

	QTY	QTY	QTY	QTY	QTY
	4	3	2	1	4
	2010	2010	2010	2010	2009
Revenues	$749,921	$56,254	$80,892	$25,530	$-
Net Loss	$(566,086)	$(486,453)	$(604,763)	$(375,791)	$(431,169)
Net Loss per Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Revenues for Q4 2010 are significantly higher than in prior quarters as a result of our billing the offshore projects, primarily Gabriella, for exploration expenses we incurred of behalf of these projects. Revenues in prior quarters represent income earned on various consulting projects and management fees from MEGP from February 1, 2010. Net loss per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. In Q4 2010 the Company incurred additional operation and exploration expenses, including the hiring of additional employees in Israel to support the increased levels of exploration.

1.6        Liquidity

Year ended September 30, 2010 and the 175-day period ended September 30, 2009.

Liquidity is a measure of a company’s ability to meet potential cash requirements. We have historically met our capital requirements through the issuance of common stock as well as proceeds from the exercise of warrants and options to purchase common equity.

Our ability to continue as a going concern is dependent upon obtaining the necessary financing to complete further exploration and development activities and generate profitable operations from our oil and natural gas interests in the future. Our current operations are dependent upon the adequacy of our current assets to meet our current expenditure requirements and the accuracy of management’s estimates of those requirements. Should those estimates be materially incorrect, our ability to continue as a going concern will be impaired. Our consolidated financial statements for the year ended September 30, 2010 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We have incurred a history of operating losses and negative cash flows from operations. These matters may raise doubt about our ability to continue as a going concern.

We expect to incur expenditures to further our exploration programs. Our existing cash balance and any cash flow from operating activities is sufficient to satisfy our activities for the next 12 months. However, in order to finance exploration activities beyond 12 months, we will require additional sources of finance.

We are considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital but to date have made no specific plans or arrangements. We deem it necessary to raise capital through equity markets, debt markets or other financing arrangements, including participation arrangements that may be available for continued exploration expenditures. Because of the early stage of our operations and our absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, we may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

During the year ended September 30, 2010, our overall position in cash and cash equivalents decreased by $1,997,068. This decrease in cash can be attributed to the following activities:

Our net cash used in operating activities during the year ended September 30, 2010 was $1,958,121 as compared to $359,229 for the 175-day period ended September 30, 2009. This increase is attributable to and consistent with the increase in our exploration and operating activities for the year ended September 30, 2010, compared to the prior period.

Cash used in investing activities during the year ended September 30, 2010 was $38,947 as compared to $379,262 during the 175-day period ended September 30, 2009. The investment in 2010 relates primarily to the purchase of additional drilling related equipment for the Eitan license, computer equipment in Israel and license fees. The investment in 2009 relates primarily to the deposit paid on the drilling rig on the Eitan license.

Cash provided by financing activities for the year ended September 30, 2010 was $nil as compared to $2,195,771 during the 175-day period ended September 30, 2009. During the year ended September 31, 2010, no shares were issued as compared to the following activities for the 175-day period ended September 30, 2009:

  In April 2009, the Company issued 12,000,000 common shares upon incorporation to directors of the Company for services performed prior to incorporation. A non-cash expense equal to the estimated fair value of the shares issued (CDN $0.05 per share) totaling $485,929, was charged to share-based compensation expense in the consolidated statement of operation.

  In April 2009, Adira issued 10,500,000 common shares at CDN $0.05 per share for gross proceeds of $424,759.

  During the 175-day period ended September 30, 2009, Adira issued 7,600,000 units at $0.25 per unit for gross proceeds of $1,900,000. AMG issued 400,000 of the units at $0.25 per unit for gross proceeds of $100,000 subsequent to the completion of the RTO. Each unit consisted of one common share of Adira/AMG and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one common share of Adira/AMG at a price of $0.50 per common share for a period of two years. In connection with the private placement, Adira issued 240,001 common shares as a finder’s fee at a deemed cost of $0.25 per share for a total deemed cost of $60,000 and 500,770 warrants to agents as finders’ fees valued at $100,154. The warrants are exercisable at $0.25 per common share and expire August 31, 2011. The fair value of these agent’s warrants was $100,154 were calculated using the Black- Scholes option pricing model. An additional $228,988 of share issuance costs were incurred.

There are no legal restrictions on transferring funds between Canada and Israel.

1.7        Capital resources

At September 30, 2010, our cash and cash equivalents were $357,560 (September 30, 2009 - $2,354,628), the majority of this balance is being held in US funds. Our working capital at September 30, 2010 was $800,999 as compared to $2,250,066 as at September 30, 2009. On November 30, 2010, we completed a private placement of $11,000,000.

Commitments

In order to maintain current licenses the Company will be required to expend amounts in respect of exploration expenditure. The Company intends to meet all of its drilling and related expenditures as they become due to maintain the Company’s interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s ownership interests.

The Company’s current cash and cash equivalents are sufficient to meet out exploratory commitments for at least the next 12 months.

Management of Capital

The Company includes the following in its capital as at September 30:

	2010	2009
Share Capital	$3,478,894	$3,478,894
Contributed Surplus	1,140,812	519,061
Deficit	(3,401,720)	(1,368,627)
Total Shareholders’ Equity	$1,217,986	$2,629,328

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operating segment. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue this financing due to uncertain economic conditions. The Company has sufficient funds to meet its exploration program, administrative overhead and working capital needs for the coming year.

1.8        Off-Balance Sheet arrangements

There are no off-balance sheet arrangements as of September 30, 2010.

1.9        Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transaction, which in either such case has materially affected or will materially affect us or our predecessors since the beginning of our last completed fiscal year except as follows:

      During the year ended September 30, 2010, we incurred the following expenses with related parties:

  $204,452 in consulting fees to individuals that are directors and officers of the Company or to private companies which are controlled by a director and officers of the Company (September 30, 2009 - $148,152). In April 2009, the Company issued 12,000,000 common shares upon incorporation to directors of the Company for services performed prior to incorporation. An expense equal to the estimated fair value of the shares issued (CDN $0.05 per share) totaling $485,929, was charged to operating expenses in the consolidated statement of operation. The shares were valued at their fair value based on the price that arm’s length individuals subscribed to near the same date.

  $279,149 in technical consulting fees to a company in which a director is the President and Chief Operating Officer, (September 30, 2009 - $75,000); and

  $112,166 in technical consulting fees to a corporation controlled by an officer, (September 30, 2009 - $20,000).

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10      Fourth Quarter

Refer to section 1.5 for details of operational and exploration activates in the fourth quarter.

1.11      Proposed Transactions

Except for private placement that the Company completed on November 22, 2010 (see section 1.2), there are currently no proposed transactions that are expected to effect the financial condition, results of operations and cash flows of the Company.

1.12      Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value of its licenses as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

Significant Accounting Policies

Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Foreign Currency Translation
  Accounting for Oil and Gas Properties
  Accounting for Income Taxes
  Accounting for Stock-based compensation
  Adoption of International Financial Reporting Standards

Foreign Currency Translation

The Company’s functional and reporting currency is the United States (“US”) dollar. Our foreign operations are considered financially and operationally integrated. All transactions in currencies other than the US dollar are translated as follows:

    Monetary assets and liabilities are translated at the rate of exchange in effect as of the balance sheet date;

    Non-monetary assets and liabilities, at the exchange rates prevailing on the date of the acquisition of the asset or assumption of the liabilities; and

    Revenues and Expenses, at the rate in effect on the date of the transaction.

Gains or losses resulting from the translation are included in the determination of net income or loss for the period.

Accounting for Oil and Gas Properties

We follow the successful efforts method of accounting for its exploration activities. Under the successful efforts method, acquisition costs of proved and unproved properties are capitalized. Costs of unproved properties are transferred to proven properties when proven reserves are confirmed. Exploration costs, including geological and geophysical costs, are expensed as incurred. Exploratory drilling costs are initially capitalized. If it is determined that a specific well does not contain proved reserves, the related capitalized exploratory drilling costs are charged to expense. To date, all exploration costs have been charged to operations.

Development costs, which include the costs of wellhead equipment, development drilling costs and handling facilities, applicable geological and geophysical costs, and the costs of acquiring or constructing support facilities and equipment, are capitalized. Costs incurred to operate and maintain wells and equipment and to lift oil and gas to the surface will be expensed as operating costs. If and when the Company achieves production, acquisition costs of proved properties will be depleted using the unit-of-production method based on proved reserves. Capitalized exploratory drilling costs and development costs will be depleted on the basis of proved developed reserves by area. Support facilities and equipment will be depreciated on a straight-line basis over their useful lives.

Property costs by area are reviewed for impairment at least annually to consider whether there are conditions that may indicate impairment. The carrying value of each property is compared to its net recoverable amount as estimated by quantifiable evidence of the market value of similar land or geological resources. If the carrying value is found to exceed the estimated net recoverable amount, a write down will be recorded.

Accounting for Income Taxes

We follow the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Accounting for Share-Based Compensation

We account for share-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For payments of services through the issuance of shares, the fair value is the market price of the shares issued by us or the value of the services received, depending on which is the more reliable measure.

For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options or warrants are measured on the earlier of the date at which the counterparty performance is completed or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. The fair value of the options or warrants are accrued and charged either to operations, oil and gas interests, or share issue costs with the offset credit to contributed surplus. For directors and employees the options are recognized over the vesting period, and for non-employees the options are recognized over the related service period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

1.13        Changes in Accounting Policies including Initial Adoption

The Company has not changed its accounting policies during the year ended September 30, 2010.

Adoption of International Financial Reporting Standards

January 1, 2011 has been confirmed by the Canadian Accounting Standards Board as the date that International Financial Reporting Standards (‘‘IFRS’’) will replace Canadian GAAP as the financial reporting framework for publicly accountable enterprises. The Company will report under IFRS for interim and annual periods beginning October 1, 2011. Comparative information for 2010 will be restated to comply with IFRS reporting requirements.

The Company has initiated an assessment of those components of its operations that are likely to be impacted as a result of the adoption of IFRS to replace Canadian GAAP. The Company’s approach to implementation of IFRS reporting is to identify those components of its financial statements that are likely to be impacted by the adoption of IFRS reporting, assess the extent of such impact, determine a process to implement the change to IFRS reporting and determine the restatement of comparative figures required as a result of the implementation of certain IFRS reporting standards.

While the adoption of IFRS will not change the actual cash flows of the Company, it will result in changes to its reported financial position and results of operations, which could materially impact the Company’s reported financial position and results of operations.

The Company identified a three phase plan to adopt IFRS by 2011 as follows:

Phase 1 -Scoping and Planning

This phase involves identifying differences between IFRS and existing Canadian GAAP, and determining their applicability and impact on the Company’s reporting requirements. This phase was completed in the second quarter of 2010.

Phase 2 – Evaluation and Design

This phase includes the detailed review and selection of accounting policy options, required to comply with IFRS standards. Also included, is the assessment of the conversion to IFRS on business activities, controls over financial reporting, and disclosure requirements.

IFRS 1 – First Time Adoption of IFRS and Opening Balance Sheet Quantifications

IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. In particular, the IFRS requires an entity to do the following in the opening IFRS balance sheet that it prepares as a starting point for its accounting under IFRSs:

(a)	recognize all assets and liabilities whose recognition is required by IFRSs;

(b)	not recognize items as assets or liabilities if IFRSs do not permit such recognition;

(c)	reclassify items that it recognized under previous GAAP as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under IFRSs; and

(d)	apply IFRSs in measuring all recognized assets and liabilities.

IFRS 1 offers entities adopting IFRS for the first time with a number of exemptions (optional and in some areas mandatory). The Company is currently evaluating exemptions available to determine the most appropriate to its circumstances. The most appropriate IFRS 1 exemptions applicable to the Company that have been identified to date are:

Property, Plant and Equipment

The IFRS 1 election related to property, plant and equipment allows the Company to report property, plant and equipment in its balance sheet on the transition date at a deemed cost instead of actual cost. The exemption can be applied on an asset-by-asset basis.

IAS 36 Impairment of Assets

The objective of this Standard is to prescribe the procedures that an entity applies to ensure that its assets are carried at no more than their recoverable amount.

The Company is currently assessing the impact of this standard on its reporting requirements.

IFRS 2 Share Based Payments

This standard provides guidance for the recognition and measurement of share-based payments. Management must determine the fair value of a share-based payment at the grant date and the period over which this fair value should be recognized.

The Company is evaluating the impact of this standard.

IFRS 6 Exploration for and Evaluation of Mineral Resources

The objective of this standard is to specify the financial reporting for the exploration for and evaluation of mineral resources. Under IFRS 6, the Company may continue to use its current accounting policies for reporting on and evaluating its mineral resources. This includes continuing to use recognition and measurement practices that are part of those accounting policies.

The Company is currently reviewing its impairment testing requirements under IFRS 6 and the requirement to report the allocation of exploration assets to cash-generating units or groups of cash-generating units for the purpose of assessing such assets for impairment.

IAS 16 Property, Plant and Equipment

This standard establishes the requirements for the recognition, measurement, depreciation and impairment of Property, Plant and Equipment (Excluding exploration and evaluation assets).

The Company is currently assessing the impact of this standard on its reporting requirements.

IAS 37 Provisions, Contingent Liabilities and Contingent Assets

This requires that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to enable users to understand their nature, timing and amount.

The Company is currently assessing the impact of this standard on its reporting requirements.

IAS 12 Income Taxes

The objective of this standard is to prescribe the accounting treatment for income taxes. For the purposes of this standard, income taxes include all domestic and foreign taxes which are based on taxable profits. Income taxes also include taxes, such as withholding taxes, which are payable by a subsidiary, associate or joint venture on distributions to the reporting entity.

As the Company is still in the exploration phase, this standard will not have any immediate impact on the Company’s reporting requirements.

Phase 3 – Implementation and Review

The phase involves the actual implementation of IFRS standards which will involve the finalization of IFRS conversion impacts, approval and implementation of accounting policies and disclosures, implementation and testing of new processes, systems and controls, and the provision of detailed training where required.

The Company is currently assessing the consequence of the conversion to IFRS on its reporting obligations.

1.14      Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Accounts receivable	- Loans and receivables;
Accounts payable and accrued liabilities	- Other financial liabilities.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these consolidated financial instruments.

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its temporary cash and cash equivalents with high credit quality financial institutions. As times such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. The Company’s exposure is for cash held in bank accounts in the amount of $357,560 and on accounts receivable $553,225. None of the Company’s accounts receivable are overdue as at September 30, 2010.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. The Company maintains sufficient working capital in order to meet short-term business requirements. As of September 30, 2010, the Company had cash and cash equivalents of $357,560, and account receivable of $553,225 against current accounts payable and accrued liabilities in the amount of $568,912.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)          Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii)         Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollars relative to the US dollar could have a material effect on the Company’s future results of operations, financial position or cash flows depending on the Company’s currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 10% on the Canadian dollar or the Israeli Shekels relative to the US dollar would not have a significant effect on the Company. This year the Company has recorded an exchange rate loss of $7,520 (September 30, 2009 - a gain of $14,708).

(iii)        Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

1.15      Other MD&A Requirements

(i) Section 5.3 – Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosures are included in section 1.3.

(ii) Section 5.4 – Disclosure of Outstanding Share Data

As of the date hereof, the Company has 90,140,001 common shares outstanding and 19,558,145 warrants outstanding, which are convertible into common shares. In addition, the Company has granted 7,309,000 options in terms of its stock option plan, to directors, officers and employees of the Company.